TATA MOTORS LIMITED

Bombay House,

24, Homi Mody Street,

Mumbai 400 001 Maharashtra, India

March 13, 2015

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Facsimile No: +1-202-772-9213

Re:	Tata Motors Limited
Annual Report on Form 20-F for the Fiscal Year ended March 31, 2014
Filing Date (Accepted) July 31, 2014 (File No. 1-32294)

Dear Ms. Blye:

Tata Motors Limited (the “Company”) has received a comment letter from the staff of the Division of Corporation Finance (the “Staff”), dated March 3, 2015. The comment letter is related to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on July 31, 2014. We wish to thank you and the other members of the Staff for providing us with your comments.

The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to the comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to the comments. The Company will provide its response to the Staff’s comments by March 31, 2015.

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Thank you again for your time. Please feel free to contact William Y. Chua of Sullivan & Cromwell (tel: +852-2826-8632; fax +852-2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by phone at (tel: +91-22-6665-8282; e-mail: cr@tatamotors.com), with any questions you may have.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:	Ms. Anne Nguyen Parker, Assistant Director
Mr. Daniel Leslie, Staff Attorney
(Securities and Exchange Commission)

Mr. Hoshang K. Sethna, Company Secretary
(Tata Motors Limited)

William Y. Chua, Esq.
Ram Narayan, Esq.
Paul E. Hubble, Esq.
(Sullivan & Cromwell)